UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

03010676

NO ACT
P.E 1-7-03
1-14365

March 3, 2003

David F. Taylor
Locke Liddell & Sapp LLP
3400 Chase Tower
600 Travis Street
Houston, TX 77002-3095

Act	1934
Section	
Rule	14A-8
Public Availability	3/3/2003

Re: El Paso Corporation
Incoming letter dated January 7, 2003

Dear Mr. Taylor:

This is in response to your letter dated January 7, 2003 concerning the shareholder proposal submitted to El Paso by the Carpenters Pension Fund of Philadelphia & Vicinity. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

CR

LOCKE LIDDELL & SAPP LLP
ATTORNEYS & COUNSELORS

3400 CHASE TOWER
600 TRAVIS STREET
HOUSTON, TEXAS 77002-3095

AUSTIN • DALLAS • HOUSTON • NEW ORLEANS

(713) 226-1200
Fax: (713) 223-3717
www.lockeliddell.com

RECEIVED
2003 JAN -8 PM 3:18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 7, 2003

By Federal Express

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Proposal Submitted by Carpenters Pension and Annuity Fund of Philadelphia & Vicinity.

Ladies and Gentlemen:

We are writing on behalf of our client, El Paso Corporation, a Delaware corporation ("El Paso"). On December 12, 2002, El Paso received a proposed stockholder resolution and supporting statement (the "Proposal") from the Carpenters Pension and Annuity Fund of Philadelphia & Vicinity (the "Proponent") for inclusion in El Paso's proxy materials for its next Annual Meeting of Stockholders. A copy of the Proposal is attached hereto as Exhibit A. The Proposal seeks to require that El Paso's certificate of incorporation be amended to eliminate certain limitations on director liability. Upon receipt of the Proposal, El Paso determined that the procedural requirements set forth in Rule 14a-8(e) of the Securities Exchange Act of 1934, as amended, had not been met. Specifically, the Proponent failed to submit the Proposal by the December 9, 2002 deadline set forth in El Paso's 2002 Proxy Statement, as calculated in accordance with Rule 14a-8(e). The Proponent was notified of this deficiency by letter dated December 13, 2002, a copy of which is attached hereto as Exhibit B.[1]

The staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "Division") has made it clear that it will strictly enforce the deadline for the submission of proposals without inquiring as to reasons for failure to meet the deadline, even if a proposal is submitted only one day late. *See* RF Micro Devices, Inc. (Apr. 12, 2002); IBP, Inc. (Jan.

[1] We note that El Paso notified the Proponent of such deficiency, even though it was not required to do so. Rule 14a-8(f)(1) states that a company is not required to provide notice of a deficiency that cannot be remedied. The Rule, as well as Section C.6.c of the Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001), cites, as an example of a defect that cannot be remedied, the failure to submit a proposal by the company's properly determined deadline.

19, 2000) (proposal excludable for being received after deadline even though proponent had notified company prior to deadline of intent to submit proposal); Guest Supply, Inc. (Oct. 20, 1998) (proposal excludable for being received one day after the deadline); EG&G, Inc. (Dec. 23, 1997) (proposal received one day after the deadline was excludable even though proposal was dated one week before the deadline). In the present case, the Proposal was received at El Paso's principal executive offices three days after the deadline set forth in El Paso's 2002 Proxy Statement. Accordingly, we believe that the Proposal may be excluded from El Paso's proxy materials pursuant to Rule 14a-8(e) because it was not timely submitted.

El Paso expects to file its definitive proxy materials on or about March 28, 2003. On behalf of El Paso, we respectfully notify the staff of the Division and the Proponent, to whom we are today sending a copy of this letter, that El Paso intends to omit the Proposal from its proxy materials for the reasons set forth above. In accordance with Rule 14a-8 we enclose six (6) copies of this letter and the Proposal. El Paso respectfully requests the concurrence of the staff of the Division that no enforcement action will be recommended if El Paso omits the Proposal from its proxy materials.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (713) 226-1496. Please acknowledge receipt of this letter and enclosures by stamping the enclosed additional copy of this letter and returning it in the enclosed self-addressed stamped envelope. We appreciate your timely attention to this request.

Very truly yours,

David F. Taylor

David F. Taylor

Enclosures

cc: **Via Facsimile**
Mr. David Siddall
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Nandita Berry
El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

Via Facsimile
Ms. Belinda Clements

El Paso Corporation
1001 Louisiana Street
Houston, Texas 77002

By Certified Mail
Mr. Edward Coryell
Fund Chairman
Carpenters Pension and Annuity Fund
of Philadelphia & Vicinity
1807 Spring Garden Street
Philadelphia, PA 19130-3998

Ms. Laura McBurnett (Firm)
Mr. Efren Acosta (Firm)

EXHIBIT A

CARPENTERS
PENSION AND ANNUITY FUND OF PHILADELPHIA & VICINITY
1807 SPRING GARDEN STREET
PHILADELPHIA, PA 19130-3998
215-568-0430 • FAX 215-569-0368
email:fundadmin@philacarpenter.org
website:philacarpenterfunds.org

BOARD OF ADMINISTRATION

LABOR	MANAGEMENT
Edward Coryell *Co-Chairman*	Walter P. Palmer, Jr. *Co-Chairman*
Larry Dunn	Frank Boyer
John W. Hooven	Charles G. Erickson, III
Carl B. Miller	Frank T. Lutter
Guy Pigliacelli	James P. Sassaman
	John R. Smith, Jr.

CO-COUNSEL
Sagot, Jennings & Sigmond / Harry Reagan, Esq.

RECEIVED
DEC 12 2002
DAVID L. SIDDALL

[SENT VIA FACSIMILE 713-420-6030]

December 6, 2002

Mr. David L. Siddall
Corporate Secretary
El Paso Corporation
1001 Louisiana Street
Suite 2955A
Houston, Texas 77002

Re: Shareholder Proposal

Dear Mr. Siddall:

On behalf of the Carpenters Pension Fund of Philadelphia and Vicinity ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the El Paso Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of director liability. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 7,500 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote more accurate financial reporting.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Edward Coryell

Edward Coryell
Fund Chairman

cc. Edward J. Durkin

Enclosure

Director Liability Proposal

Resolved, that the shareholders of El Paso Corporation ("Company") urge the Board of Directors to initiate the process necessary to amend our Company's Certificate of Incorporation so that the Company directors will not be exempted from personal liability for monetary damages for grossly negligent conduct in the performance of their fiduciary duties.

Supporting Statement: The fiduciary duties of directors of companies incorporated in Delaware, such as ours, can be summarized as duties of loyalty and care. The duty of care requires that directors inform themselves, prior to making a business decision, of all material information reasonably available to them, and once informed, they must act with requisite care in the discharge of their duties. A board or director's fulfillment of its duty of care is judged by a gross negligence standard, which means that a violation of the duty of care requires a finding of conduct that constitutes gross negligence.

In 1986, the state of Delaware amended the Delaware General Corporation Law to permit Delaware corporations to include in their certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its shareholders for monetary damages for breach of the duty of care as a director, subject to certain limitations. Our Company has such a provision in its certificate of incorporation. It serves to protect our Company's directors, individually and collectively, from personal liability for monetary damages for violation of their duty of care resulting from gross negligence.

The director liability change urged by the proposal would simply add an exception to the limitations on director personal liability for monetary damages, and expose directors to potential monetary liability for grossly negligent conduct. Directors who dedicate adequate time and are diligent in performing their board responsibilities will meet the demands of their duty of care. Directors that are found to be grossly negligent in the conduct of their duties as corporate stewards will be subject to potential personal liability for monetary damages caused by their actions. This heightened standard will encourage directors to demand the support and information necessary to enable them to meet the important responsibilities of their office.

We recognize that our Company must be able to attract quality directors. We believe that making directors potentially liable for monetary damages for gross negligence strikes the appropriate balance between the need to attract quality directors and the need to promote director accountability. A reasonable limitation on a director's level of exposure to personal monetary damages may be in order to strike this balance. Further, we believe that such a change would increase director accountability to shareholders who elect them, improve the corporate decision-making processes, and consequently improve long-term corporate value. We urge your support for this proposal.

EXHIBIT B

David L. Siddall
Vice President
Associate General Counsel
Corporate Secretary

elpaso

December 13, 2002

Via Certified Mail
Return Receipt Requested

Mr. Edward Coryell
Fund Chairman
Carpenters Pension and Annuity Fund of Philadelphia & Vicinity
1807 Spring Garden Street
Philadelphia, PA 19130-3998

Dear Mr. Coryell:

On December 12, 2002, El Paso Corporation (the "Company") received your letter dated December 6, 2002 setting forth the stockholder proposal of Carpenters Pension and Annuity Fund of Philadelphia & Vicinity ("Carpenters").

Pursuant to and in accordance with Rule 14a-8(e) of the Securities Exchange Act of 1934, as amended, and as stated in the Company's proxy statement dated April 8, 2002, to be included in the Company's proxy statement for its 2003 Annual Meeting of Stockholders, a stockholder proposal must be received by the Company on or before December 9, 2002.

The proposal submitted by Carpenters was not received by the Company on or before the above deadline, and therefore the Company will not include the proposal in the proxy statement for its 2003 Annual Meeting of Stockholders.

Sincerely,

[signature]

El Paso Corporation
1001 Louisiana Street Houston, Texas 77002
PO Box 2511 Houston, Texas 77252.2511
tel 713.420.6195 fax 713.420.4099

RECEIVED

2003 JAN -8 PM 3:49

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Mark Latham, Ph.D.
The Corporate Monitoring Project
For timely receipt, please send all correspondence by fax to (415) 680-1521
or by email to mlatham@corpmon.com, as I may be traveling.
Voicemail: (415) 680-1521
Web: www.corpmon.com

January 6, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Shareowner Proposal of Mark Latham to Cleveland-Cliffs Inc**

Ladies and Gentlemen:

I am writing in response to the December 31, 2002 letter (the "Cleveland-Cliffs Letter") submitted to the Commission by Mr. Louis Rorimer on behalf of Cleveland-Cliffs Inc ("Cleveland-Cliffs" or the "Company"), which expresses the Company's intention to omit from its proxy statement for the 2003 annual meeting a shareowner proposal (the "Proposal" or "my Proposal") submitted by me. The Proposal (attached) would request the Company's Board of Directors to conduct an annual poll of auditor reputation among Company shareowners.

The Cleveland-Cliffs Letter cites Rules 14a-8(i)(7) ('ordinary business') and 14a-8(i)(5) ('not significantly related to the company's business') as bases for its request for relief from enforcement action. Reasons are given below why I believe the Proposal may not be properly omitted under Rule 14a-8.

Rule 14a-8(i)(7) -- 'ordinary business'

Most readers of the English language would find the points numbered 1 and 2 on the first page of the Cleveland-Cliffs Letter to be laughably contradictory. This highlights the problem that whatever "ordinary business" means in the specialized context of Rule 14a-8, it does not mean ordinary business.

As the Cleveland-Cliffs letter points out, the underlying goal of my Proposal is similar to that of my earlier proposals to Fleetwood Enterprises and SONICblue: encouraging auditors to serve the interests of shareowners. However, my Proposal to Cleveland-Cliffs is not just a repackaging. It is different not only in form, but also in substance. Indeed, the supporting statement specifically confirms that "the Board would continue to select the Company's auditor". The Proposal is a reasonable compromise, to encourage the Company's auditors to give greater weight to shareowner interests, while leaving auditor selection in the hands of the Board.

Rule 14a-8(i)(5) – 'not significantly related to the company's business'

Auditor effectiveness has a pervasive effect on all Cleveland-Cliffs businesses, by making sure their performance is accurately reported so that problems can become known and rectified promptly. The Proposal would encourage auditors to serve shareowner interests more closely, so it would affect all Cleveland-Cliffs businesses via its effect on the auditors.

Conclusion

Based on the foregoing, I request that the Commission staff not concur with the views expressed in the Cleveland-Cliffs Letter regarding exclusion of the Proposal from the Cleveland-Cliffs proxy statement. For timely receipt because I may be traveling, please contact me by email or fax with any correspondence regarding this submission. Thank you. For your records however, my postal address is 268 Bush Street #3934, San Francisco, CA 94104, USA.

I thank Mr. Rorimer for sending me the Cleveland-Cliffs Letter by email and fax. I would be happy to send future correspondence to the SEC by email and/or fax if that would be convenient for you.

Very truly yours,

Mark Latham

cc: Mr. Louis Rorimer
Jones, Day, Reavis & Pogue
North Point, 901 Lakeside Avenue
Cleveland, OH 44114-1190

AUDITOR REPUTATION PROPOSAL

WHEREAS auditor selection by boards of directors encourages auditors to give board-friendly audits;

WHEREAS shareowners would be better served by tougher audits;

THEREFORE Cleveland-Cliffs Inc shareowners request the Board of Directors to conduct an annual poll of auditor reputation, so as to encourage auditors to build their reputations for serving shareowner interests. The poll would be conducted by including in the Company proxy an item asking each shareowner to rank two or more specified auditing firms. The Board would choose which auditors to include in the poll. The tabulated results of the poll would be released to the news media.

The Board would still choose the Company's auditor. The poll would be in addition to the usual proxy item in which shareowners ratify the Board's auditor selection.

Supporting Statement:

Wall Street Journal, January 15, 2002:

> "**The accounting industry is in urgent need of reform.**
> The Enron fiasco is only the latest in a string of episodes involving Big 5 accounting firms in which outside auditors repeatedly blessed questionable financial maneuvers -- until companies' fortunes collapsed under mountains of previously undisclosed debt and phony profits."

The Economist, October 28, 2000:

> "There is plenty of evidence that financial statements often fail to come up to scratch. The number of companies restating their accounts—never in ways that make them appear healthier—has been rising so fast as to have become almost commonplace. Well-known firms whose audited profits shrunk in a restatement include Waste Management, Sunbeam and CUC International, during its merger with Cendant. Investors have lost billions of dollars, and much of their faith in auditors."

This proposal would encourage auditors to build their reputations in the eyes of investors as well as in the eyes of management, creating new pressure for higher standards.

The average investor may seem ill-equipped to assess auditor reputation on her own. But she need not do this on her own. She would benefit from consensus-building discussion by the entire investment community. It is much easier to assess and communicate reputations of auditors than of board members for example, because there are only a handful of auditing firms, versus hundreds of board candidates for a diversified portfolio of stocks over the years.

Even though the Board would continue to select the Company's auditor, a public ranking of auditor reputation among shareowners would push auditors and boards to give greater weight to shareowner concerns. This is not to imply that there are accounting biases at Cleveland-Cliffs Inc in particular, but no one knows when and where problems may occur.

Further information on this proposal is on the Corporate Monitoring website at www.corpmon.com .

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: El Paso Corporation
Incoming letter dated January 7, 2003

The proposal relates to the personal liability of members of El Paso's board of directors.

There appears to be some basis for your view that El Paso may exclude the proposal under rule 14a-8(e)(2) because El Paso received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if El Paso omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor